UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55419

Voltari Corporation

(Exact name of registrant as specified in its charter)

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 388-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

13% Redeemable Series J Preferred Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒	Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share                                                             1

13% Redeemable Series J Preferred Stock, par value $0.001 per share                  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Voltari Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VOLTARI CORPORATION

Date: September 24, 2019	By:	/s/ Keith Cozza
Keith Cozza, President and Secretary